
10015313

SUPPL 082-03430



News Release (TSX: TIO)

TIOMIN SIGNS SALE AGREEMENT FOR KENYA ASSETS

TORONTO – February 25, 2010: Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) and Base Iron Limited ('BIL') (ASX: BSE) have signed a binding Heads of Agreement ('HoA') for a transaction in which BIL acquires the Kwale Mineral Sands Project ('Kwale'), all the intellectual property associated with Tiomin's mineral sands projects in Africa and an option to acquire 100% of Tiomin Kenya Limited ('TKL').

In exchange for these assets, Tiomin receives US$3 million in cash at closing and a cash royalty of 1.5% of all product revenue (FOB Mombasa) from Kwale paid monthly in arrears. Pangea Goldfields, a 100% owned subsidiary of Barrick Gold Corporation receives an additional 0.5% royalty on the same terms and conditions as Tiomin in exchange for waiving various rights that it acquired in prior transactions with Tiomin. BIL will pay Tiomin a US$60,000 deposit that is deductible from the US$3 million cash closing payment and will pay a non-refundable US$60,000 per month to sustain TKL until the proposed transaction closes or is terminated.

The HoA contains certain Conditions Precedent ('CPs'): BIL must complete satisfactory due diligence, BIL shareholders and the Government of Kenya (GoK) must approve the transaction and BIL must raise minimum capital of A$7 million. If the CPs are not met within 90 days of signing the HoA either party may terminate the transaction.

Robert Jackson, President and CEO of Tiomin said "This is another positive step as we continue to prepare Tiomin for our exciting merger with Vaaldiam Resources Ltd. Upon closing, this transaction further strengthens Tiomin's balance sheet with more cash and a gross revenue royalty. It allows us to focus on Brazil. BIL is a reputable Australian junior with good management and sponsorship. The Australian capital markets understand mineral sands much better than those of North America and we think BIL is well qualified to develop Kwale. The GoK must approve this transaction in a constructive and timely manner".

About Tiomin Resources Inc.
Tiomin is a mining company traded on The Toronto Stock Exchange with a focus on the exploration, development and production of minerals. Tiomin recently announced that it intends to acquire Vaaldiam Resources Ltd., a Brazil-focused diamond producer, by a plan of arrangement. Tiomin has significant funds available for its projects, a strong management team, and a very experienced board. Tiomin's strategy is clear: to create long term value by realizing a return on the Company's current projects as well as seeking an accretive transaction that marries Tiomin's cash with producing or near-producing assets.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com or contact Robert Jackson, CEO, on rjackson@tiomin.com.

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, purchase payments, royalty payments, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.

dlw 3/9



News Release (TSX: TIO)

TIOMIN TURNS INTEREST IN COPPER-GOLD PROJECT INTO CASH

TORONTO – February 22, 2010: Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) has converted its 49% contributing equity interest in the Pukaqaqa copper-gold project in Peru into cash and, if Pukaqaqa enters production, receives additional cash payments and a Net Smelter Return royalty ('NSR').

Under the terms of agreement with its joint venture partner, Compañia Minera Milpo S.A. ('Milpo'), Tiomin receives US$5,571,228 now and will receive a further US$1,428,772 upon providing Milpo with a standard tax certificate from Canada Customs and Revenue Agency. Tiomin will receive a further US$4 million if the project reaches commercial production and an additional US$4 million one year later. In addition Tiomin receives a 1% NSR on all mineral production from the current property package if the quarterly LME copper price averages US$3/lb or less and a 2% NSR above US$3/lb. The NSR also applies to any properties subsequently acquired by Milpo within 15km of the boundaries of the existing property package.

Robert Jackson, President and CEO of Tiomin said "This is a good deal for Tiomin. It converts an open-ended funding liability into cash today and cash tomorrow while we retain the upside of increased resources and higher metal prices. We are bullish on copper. In our opinion, the market gave us zero credit for Pukaqaqa and these imminent cash payments now represent about C$0.015 per share, or a 50% premium to the current share price. We think Pukaqaqa has the potential to grow substantially and that Milpo will be significantly motivated to develop the project now that it has 100% of the equity. In previous press releases we have detailed the resources of the project which exceed two billion pounds of copper and more than 500,000 ounces of gold. Peru holds about 30% of the world's copper resources and is noted for the large size of its copper projects. Pukaqaqa has the potential to join the large-scale league. Finally, we are confident that we can monetize this NSR at the point of production. Vaaldiam Resources Ltd. shareholders should take careful note as they vote on our proposed acquisition".

About Tiomin Resources Inc.
Tiomin is a mining company traded on The Toronto Stock Exchange with a focus on the exploration, development and production of minerals. Tiomin recently announced that it intends to acquire Vaaldiam Resources Ltd., a Brazil-focused diamond producer, by a plan of arrangement. Tiomin has significant funds available for its projects, a strong management team, and a very experienced board. Tiomin's strategy is clear: to create long term value by realizing a return on the Company's current projects as well as seeking an accretive transaction that marries Tiomin's cash with producing or near-producing assets.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information contact: Robert Jackson, CEO; E-mail: rjackson@tiomin.com